100 Summer Street Mail Stop: SUM0703 Boston, MA 02111

August 28, 2019

VIA EDGAR CORRESPONDENCE

Mr. David Manion

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:	TIFF Investment Program (the “Registrant”): File Nos. 811-08234 and 33-73408

Comments Pursuant to Review of the Registrant’s Annual Report for the Fiscal Year
Ended December 31, 2018 and Prospectus dated April 30, 2019

Dear Mr. Manion:

On behalf of the Registrant, we hereby transmit for filing with the U.S. Securities and Exchange Commission (the “SEC”) the Registrant’s responses to the comments provided by you on behalf of the staff (the “Staff”) of the SEC to the Registrant’s (i) Annual Report for the fiscal year ended December 31, 2018 filed with the SEC on February 28, 2019 (Accession No. 0001144204-19-011022) and (ii) Prospectus dated April 30, 2019 (Accession No. 0001144204-19-022415) to the undersigned and Julie Lee by telephone on Wednesday, July 31, 2019. We have discussed the Staff’s comments with representatives of the Registrant. The Staff’s comments are described below and have been summarized to the best of our understanding. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registrant’s Annual Report.

1.	Comment: The Staff notes that, in accordance with the remarks of Dalia Blass on October 16, 2018 at the Independent Directors Council (IDC) 2018 Fund Directors Conference, and the SEC’s Division of Investment Management guidance, risk disclosure contained in the Prospectus for each of TIFF Multi-Asset Fund (“MAF”) and TIFF Short-Term Fund (“STF” and, together with MAF, the “Funds”) should be listed in order of significance as opposed to listed alphabetically.

Response: The Registrant notes that each of the risks described under “Principal Investment Risks” in the Prospectus is a principal risk of the respective Fund and relevant to members. The Registrant, however, respectfully declines to make the requested change to the ordering of these principal risks. The Registrant is not aware of any requirement in Form N-1A that requires a fund’s principal risks to be set forth in any particular order. Further, the Registrant believes that ordering the risks alphabetically facilitates the member’s ability to identify, review, and compare principal risks across funds. Finally, the Registrant believes that seeking to order risks based on an inherently subjective determination of each risk’s relative risk to the Funds is potentially misleading.

However, in response to your requested change, as part of or prior to the next annual update of the Funds’ Prospectus, the Registrant will add the following language at the end of the first paragraph of the “Principal Investment Risks” section of such Prospectus for each of MAF and STF (currently on pages 3 and 8 of the Prospectus):

“The fund’s principal risks are presented below in alphabetical order, and not in the order of importance or potential exposure, so as to facilitate your ability to find particular risks and compare them with the risks of other funds.  Each risk summarized below is considered a “principal risk” of investing in the fund, regardless of the order in which it appears.”

2.	Comment: The Staff notes that, during the year ended December 31, 2018, MAF invested a significant portion of its assets in derivatives in order to execute its investment strategy. Item 27(b)(7)(i) of Form N-1A requires that an annual report include a discussion of the factors that materially affected a fund's performance during the most recently completed fiscal year. The Staff notes that, in general, the disclosure in MAF’s management’s discussion of fund performance (“MDFP”) in the Annual Report does not address how MAF’s use of derivatives contributed to, or detracted from, its performance. Please describe how MAF’s disclosure in the MDFP complies with Staff guidance contained in Barry Miller’s letter to the Investment Company Institute dated July 30, 2010.

Response: TIFF Advisory Services, Inc. (“TAS”), MAF’s primary investment adviser, invests in derivative instruments, such as futures contracts and forward foreign currency exchange contracts, mainly to (i) gain or reduce MAF’s exposure to its performance benchmark or one or more asset classes or categories of the benchmark, (ii) gain or reduce MAF’s exposure to a particular market, geography, currency or money manager, and (iii) manage MAF’s cash. TAS also invests in total return swaps to gain MAF’s exposure to money managers from which separate account management or acquired fund investment is not directly available to MAF. Certain of MAF’s underlying money managers also use derivatives to execute their specific investment strategy. TAS and the Registrant consider MAF’s use of derivatives, as described above, to be an investment technique to assist MAF in pursuing its investment and performance objectives and managing related risks, rather than a specific investment strategy. The Registrant can confirm that MAF’s disclosure in the MDFP addresses the performance impact of TAS’s use of total return swaps to gain MAF’s exposure to money managers from which separate account management or acquired fund investment is not directly available to MAF, as those particular manager strategies are covered by the overall MDFP discussion of the performance impact of MAF’s equity-oriented and diversifying strategies manager rosters. With respect to the other types of derivatives utilized by TAS during 2018, primarily futures contracts and forward foreign currency exchange contracts, the Registrant submits that the performance impact of such derivatives was not as significant as the performance impact of MAF’s equity-oriented and diversifying strategies manager rosters and other factors covered in the MDFP discussion. Nevertheless, the Registrant will, going forward, more fully assess if these and other derivatives utilized by TAS have materially impacted MAF’s performance and therefore should be addressed in the MDFP.

3.	Comment: The Staff notes that the Statements of Changes in Net Assets for MAF indicate a return of capital. In correspondence, please confirm that MAF has complied with Section 19(a) of the Investment Company Act of 1940, as amended, (the “1940 Act”) and the provisions of Rule 19(a) thereunder.

Response: MAF pays quarterly dividends to members based upon the book income of MAF estimated in accordance with Rule 19a-1(e) under the 1940 Act. At the time each of the four quarterly distributions was paid in 2018, MAF’s estimates did not indicate that the distribution would include a return of capital. Once the final characterization and tax treatment of MAF’s distributions were completed in February 2019 and it was determined that each of the four quarterly distributions paid in 2018 included a return of capital, in accordance with Rule 19a-1(e), MAF disclosed the recharacterization of the distribution, clearly indicating the sources of payment, including the return of capital, in a written statement pursuant to Section 19(a) of the 1940 Act, which statement accompanied the 1099-DIVs that were provided to members. In addition, MAF disclosed the sources of its distributions in its Annual Report for the fiscal year ended December 31, 2018, the first report following the recharacterization.

4.	Comment: In the Notes to Financial Statements, please disclose the performance measurement periods for MAF’s fulcrum fees in the same manner that the performance measurement periods for MAF’s blended asset-based and performance-based fees are disclosed.

Response: Effective July 10, 2019, MAF has withdrawn its assets from the sole remaining money manager that is paid a fulcrum fee for managing MAF’s assets. In the future, to the extent that the Registrant engages a money manager that is compensated based upon fulcrum fees, the Registrant will consider adding such disclosure at that time.

5.	Comment: If any reduction of MAF’s fulcrum fees could result in a negative investment advisory fee for MAF, please consider adding disclosure to the Notes to Financial Statements discussing this possibility.

Response: Effective July 10, 2019, MAF has withdrawn its assets from the sole remaining money manager that is paid a fulcrum fee for managing MAF’s assets. During the period January 1, 2018 through December 31, 2018, MAF had three money managers which were compensated based on a fulcrum fee structure. The fulcrum fee for each of those three managers was subject to a floor (as disclosed on page 52 of MAF’s Annual Report for the fiscal year ended December 31, 2018), which floor such fee could not be less than. As such, there would not have been any potential for a negative investment advisory fee for those managers. In the future, to the extent that the Registrant engages a money manager that is compensated based upon fulcrum fees, the Registrant will consider adding such disclosure at that time (if applicable).

6.	Comment: Please consider including disclosure in MAF’s Prospectus that states that performance-based fees may be earned by a money manager if MAF’s performance exceeds a specified benchmark, even though MAF may be losing money.

Response: As part of or prior to the next annual update of MAF’s Prospectus, the Registrant will add the following language at the end of the paragraph entitled “Performance-Based Fees” (currently on page 23 of the Prospectus):

“Because performance-based fees are based on a manager’s performance versus a specified benchmark, Multi-Asset Fund may pay performance-based fees to one or more managers whose performance exceeds their specified benchmark(s), even during periods when Multi-Asset Fund overall has a negative return.”

7.	Comment: In future updates to MAF’s Prospectus, please include additional information in a footnote to MAF’s fee table with respect to MAF’s fulcrum fees, briefly disclosing the base fee annual rate, the performance adjustment annual rate relative to the benchmark and the identity of the benchmark.

Response: The Registrant does not believe the additional information you have requested with respect to fulcrum fees is required to be included in MAF’s fee table. However, in the future, to the extent that the Registrant engages a money manager that is compensated based upon fulcrum fees, the Registrant will consider adding such disclosure at that time.

8.	Comment: Please consider adding additional disclosure in MAF’s financial statements regarding management fees earned by each money manager for the assets allocated to such manager.

Response: Beginning with its Annual Report for the year ended December 31, 2019, MAF will add each manager’s annualized effective fee rate to its annual reports.

9.	Comment: In general, when any money manager fee rates are quoted, please consider adding disclosure in MAF’s financial statements regarding any breakpoints.

Response: The Registrant believes that it already includes sufficient detail about whether each manager’s fee rate includes breakpoints in its financial statements. Please see the manager fee schedules included on page 52 of MAF’s Annual Report for the year ended December 31, 2018. In addition, the Registrant includes additional information about money manager fee rate breakpoints in MAF’s Prospectus. The Registrant respectfully declines to include further information about these breakpoints in its financial statements.

I trust that the foregoing is responsive to each of your comments. Please do not hesitate to contact me directly at 617-662-7193 if you have any questions concerning the foregoing.

Sincerely,

/s/ Karen Jacoppo-Wood

Karen Jacoppo-Wood

Vice President and Managing Counsel

cc:	Christian Szautner, Esq.

Kristin Ives, Esq.